Exhibit 97

IRIS ACQUISITION CORP

CLAWBACK POLICY

Effective December 1, 2023

1.

Purpose. The purpose of this Iris Acquisition Corp (the “Company”) Clawback Policy (the “Policy”) is to provide for the recovery of certain incentive-based compensation in the event that the Company is required to prepare an Accounting Restatement (as defined below). This Policy is designed to comply with, and shall be interpreted to be consistent with, Section 10D of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), Rule 10D-1 promulgated under the Exchange Act (“Rule 10D-1”) and Nasdaq Listing Rule 5608 (the “Listing Rule”).

2.

Policy Administration.  This Policy shall be administered by the Board or a committee of the Board if the Board, in its discretion, delegates such administration oversight (collectively, the “Board”). Any determinations made by the Board shall be final and binding on all affected individuals.

3.	Definitions. As used in this Policy, the following capitalized terms shall have the meanings set forth below.
●	“Accounting Restatement” means an accounting restatement of the Company’s financial statements due to material noncompliance of the Company with any financial reporting requirement under the securities laws, including: (a) any required accounting restatement to correct an error in previously issued financial statements that is material to the previously issued financial statements (commonly, a “Big R” restatement), or (b) that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period (commonly, a “little r” restatement).
●	“Accounting Restatement Date” means the earlier to occur of: (a) the date the Board, a committee of the Board, or the officer or officers of the Company authorized to take such action if Board action is not required, concludes, or reasonably should have concluded, that the Company is required to prepare an Accounting Restatement; and (b) the date a court, regulator or other legally authorized body directs the Company to prepare an Accounting Restatement.
●	“Applicable Period” means the three completed fiscal years immediately preceding the Accounting Restatement Date, as well as any transition period (that results from a change in the Company’s fiscal year) within or immediately following those three completed fiscal years (except that a transition period that comprises a period of at least nine months shall count as a completed fiscal year).
●	“Board” means the board of directors of the Company.

●	“Code” means the U.S. Internal Revenue Code of 1986, as amended. Any reference to a section of the Code or regulation thereunder includes such section or regulation, any valid regulation or other official guidance promulgated under such section and any comparable provision of any future legislation or regulation amending, supplementing or superseding such section or regulation.
●	“Commission” means the U.S. Securities and Exchange Commission.
●	“Erroneously Awarded Compensation” means, in the event of an Accounting Restatement, the amount of Incentive-Based Compensation received that exceeds the amount of Incentive-Based Compensation that otherwise would have been received had such Incentive-Based Compensation been determined according to the Accounting Restatement and must be computed without regard to any taxes paid by the relevant Executive Officer. For Incentive-Based Compensation based on stock price or total stockholder return, where the amount of Erroneously Awarded Compensation is not subject to mathematical recalculation directly from the information in an Accounting Restatement: (i) the amount of Erroneously Awarded Compensation must be based on a reasonable estimate of the effect of the Accounting Restatement on the stock price or total stockholder return upon which the Incentive-Based Compensation was received; and (ii) the Company must maintain documentation of the determination of that reasonable estimate and provide such documentation to the Stock Exchange.
●	“Executive Officers” means the Company’s president, principal financial officer, principal accounting officer (or if there is no such accounting officer, the controller), any vice-president of the Company in charge of a principal business unit, division or function (such as sales, administration or finance), any other officer who performs a significant policy-making function or any other person who performs similar significant policy-making functions for the Company. An executive officer of the Company’s parent or subsidiary is deemed an Executive Officer if they perform significant policy-making functions for the Company. Notwithstanding the foregoing, the Board may determine, from time to time and in its sole discretion, that any other officer, director or employee of the Company, or any other person who receives Incentive-Based Compensation from the Company, is subject to this Policy.
●	“Financial Reporting Measure” means measures that are determined and presented in accordance with the accounting principles used in preparing the Company’s financial statements and any measures that are derived wholly or in part from such measures. For the avoidance of doubt, stock price and total shareholder return are Financial Reporting Measures, and a Financial Reporting Measure need not be presented within the financial statements or included in a filing with the Commission.
●	“Incentive-Based Compensation” means any compensation that is granted, earned or vested based wholly or in part upon the attainment of a Financial Reporting Measure. Incentive-Based Compensation is received for purposes of this Policy in the Company’s fiscal period during which the Financial Reporting Measure specified in the Incentive-Based Compensation award is attained, even if the payment or grant of such Incentive-Based Compensation occurs after the end of that period.

●	“Listing Rule” has the meaning set forth in Section 1 of this Policy.
●	“Stock Exchange” means The Nasdaq Stock Market LLC.
4.

Policy Application.  This Policy applies to Incentive-Based Compensation received by a person: (a) after beginning services as an Executive Officer, (b) who served as an Executive Officer at any time during the performance period for such Incentive-Based Compensation, (c) while the Company had a class of securities listed on a national securities exchange or a national securities association and (d) during the Applicable Period.

5.

Required Recoupment; Accounting Restatement.  In the event of an Accounting Restatement, the Company shall reasonably promptly recover the amount of any Erroneously Awarded Compensation as determined in accordance with this Policy. Recovery of Erroneously Awarded Compensation under this Policy is required without regard to whether any misconduct occurred or an Executive Officer’s responsibility (or lack thereof) for the erroneous financial statements leading to an Accounting Restatement.

6.

Erroneously Awarded Compensation: Amount Subject to Recovery.  The amount of Erroneously Awarded Compensation subject to recovery under this Policy, as determined by the Board, is the amount of Incentive-Based Compensation received by an Executive Officer that exceeds the amount the Executive Officer would have received had the Incentive-Based Compensation been determined based on the Accounting Restatement. For Incentive-Based Compensation based on stock price or total shareholder return, the Company shall use a reasonable estimate of the effect of the Accounting Restatement on the applicable measure to determine the amount of Erroneously Awarded Compensation to be recovered.

The Board shall determine, in its sole discretion, the appropriate means of recovery of Erroneously Awarded Compensation, taking into account all applicable facts and circumstances, including the time value of money and the cost to shareholders of delaying recovery. To the extent that an Executive Officer fails to repay to the Company when due any amount of Erroneously Awarded Compensation subject to recovery under this Policy, the Company shall take all actions reasonable and appropriate to recover such Erroneously Awarded Compensation from such Executive Officer.

Notwithstanding anything herein to the contrary, the Company shall not be required to recoup Erroneously Awarded Compensation if one of the following exceptions are satisfied and a majority of the Company’s independent directors determine that pursuit of recovery of such Erroneously Awarded Compensation would be impracticable:

a.	The direct expense paid to a third party to assist in enforcing this Policy would exceed the amount to be recovered. Before concluding that it would be impracticable to recover any amount of Erroneously Awarded Compensation based on expense of enforcement, the Company must make a reasonable attempt to recover such Erroneously Awarded Compensation, document such reasonable attempt(s) to recover and provide that documentation to the Stock Exchange;

b.

Recovery would violate home country law where that law was adopted prior to November 28, 2022. Before concluding that it would be impracticable to recover any amount of Erroneously Awarded Compensation based on violation of home country law, the Company must obtain an opinion of home country counsel, acceptable to the Stock Exchange, that satisfies the applicable opinion and disclosure requirements of Rule 10D-1 and the Listing Rule and provide such opinion to the Stock Exchange; or

c.

Recovery would likely cause an otherwise tax-qualified retirement plan, under which benefits are broadly available to employees of the Company, to fail to meet the requirements of Section 401(a)(13) or Section 411(a) of the Code.

7.

No Indemnification of Executive Officers.  The Company is prohibited from indemnifying any Executive Officer or former Executive Officer against the loss of Erroneously Awarded Compensation, including any payment or reimbursement for the cost of third-party insurance purchased by any Executive Officers to fund potential obligations under this Policy.

8.

Required Reporting and Disclosure.  The Company shall file all disclosures with respect to this Policy in accordance with the requirements of the federal securities laws, including disclosures required by Commission filings.

9.

Effective Date; Retroactive Application.  This Policy shall be effective as of December 1, 2023 (the “Effective Date”). The terms of this Policy shall apply to any Incentive-Based Compensation that is received by Executive Officers on or after the Effective Date, and this Policy shall supersede any agreement (whether entered into before, on or after the Effective Date) that exempts any Incentive-based Compensation from the application of this Policy or that waives the Company’s right to recovery of any Erroneously Awarded Compensation.

10.

Amendment; Termination.  The Board may amend, modify, supplement, rescind or replace all or any portion of this Policy from time to time in its sole discretion and shall amend this Policy as it deems necessary to comply with applicable law or any rules or standards adopted by a national securities exchange on which the Company’s securities are listed. Notwithstanding anything in this Section 10 to the contrary, no amendment or termination of this Policy shall be effective if such amendment or termination would (after taking into account any actions taken by the Company contemporaneously with such amendment or termination) cause the Company to violate any federal securities laws, Commission rules, or Stock Exchange rules.

11.

Other Recoupment Rights.  The Board intends that this Policy shall be applied to the fullest extent of the law. Any right of recoupment under this Policy is in addition to, and not in lieu of, any other remedies or rights of recoupment that may be available to the Company under applicable law or pursuant to the terms of any similar policy in any employment agreement, equity award agreement or similar agreement and any other legal remedies available to the Company.

12.	Successors. This Policy shall be binding and enforceable against all Executive Officers and their beneficiaries, heirs, executors, administrators or other legal representatives.

IRIS ACQUISITION CORP

CLAWBACK POLICY

Acknowledgement Form

I, the undersigned, agree and acknowledge that I am fully bound by and subject to all of the terms and conditions of Iris Acquisition Corp’s (the “Company”) Clawback Policy (as may be amended, restated, supplemented or otherwise modified from time to time, the “Policy”).  In the event of any inconsistency between the Policy and the terms of any employment agreement to which I am a party, including any employment agreement no longer in effect that is covered by the lookback period described in the Policy, or the terms of any compensation plan, program or agreement under which any compensation has been granted, awarded, earned or paid, the terms of the Policy shall govern. Further, by signing below, I agree to abide by the terms of the Policy, including, without limitation, by returning any Erroneously Awarded Compensation (as defined in the Policy) to the Company to the extent required by and in a manner consistent with the Policy.

AGREED and ACKNOWLEDGED:

EXECUTIVE OFFICER

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